Exhibit (a)(3)


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March 7, 2005



TO:          UNIT HOLDERS OF SECURED INCOME L.P.

SUBJECT:     OFFER TO PURCHASE UNITS

Dear Unit Holder:

As described in the enclosed Offer to Purchase and related Letters of Transmittal (the "Offer"), MPF FLAGSHIP FUND 9, LLC; CCELERATED HIGH YIELD INSTITUTIONAL INVESTORS, LTD., L.P.; MPF SPECIAL FUND 8, LLC; MACKENZIE SPECIFIED INCOME FUND, L.P.; MP VALUE FUND 6, LLC; MP FALCON GROWTH 2, LLC; MP FALCON FUND, LLC; ACCELERATED HIGH YIELD INSTITUTIONAL FUND, LTD., L.P.; MPF ACQUISITION CO. 3, LLC; MORAGA GOLD, LLC; MPF-NY 2005, LLC; and MACKENZIE PATTERSON FULLER, INC. collectively the "Purchasers") are offering to purchase up to 200,000 Units of limited partnership interest (the "Units") in SECURED INCOME L.P., a Delaware limited partnership (the "Partnership") at a purchase price equal to:

                                 $34.00 per Unit

The Offer will provide you with an opportunity to liquidate all, or a portion of, your investment in SECURED INCOME L.P. without the usual transaction costs associated with market sales or partnership transfer fees.

After carefully reading the enclosed Offer, if you elect to tender your Units, mail (using the enclosed pre-addressed, postage paid envelope) or fax a duly completed and executed copy of the Letter of Transmittal (printed on green paper) and change of address forms, and any other documents required by the Letter of Transmittal, to the Depositary for the Offer at:

                        MacKenzie Patterson Fuller, Inc.,
                               1640 School Street
                            Moraga, California 94556
                            Facsimile: (925) 631-9119

If you have any questions or need assistance, please call the Depository at 800-854-8357.

This Offer expires (unless extended) April 7, 2005